

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3561</u>

September 8, 2008

<u>Via U.S. Mail and Facsimile (719) 213-2224</u>

Mr. David P. Kutchinski
Chief Executive Officer
Life USA, Inc.
172 Stanwell Street
Colorado Springs, CO 80906

Re: **Life USA, Inc.**
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
File No. 000-50294

Dear Mr. Kutchinski:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Michael Littman, Esq.
     Via facsimile: (303) 431-1567